EXHIBIT 99.1

Golar LNG signs agreement for 20-year FLNG deployment in Argentina

Golar LNG Ltd. (“Golar”) has entered into definitive agreements with Pan American Energy (“PAE”) for a 20-year deployment of a Floating Liquefied Natural Gas (“FLNG”) vessel in Argentina. The FLNG project will monetize Argentine gas, tapping into the vast resources from the Vaca Muerta shale formation in the Neuquina Basin, the world's second-largest shale gas resources. The project is expected to start LNG exports within 2027, establishing Argentina as an LNG exporter.

This strategic venture is built on a robust commercial foundation, featuring: (i) a Gas Sales Agreement from PAE for the supply of gas; and (ii) an FLNG charter agreement with Golar which includes a base tariff and commodity exposure to LNG sales prices.

The project aims to utilize Golar’s FLNG Hilli, with a nameplate capacity of 2.45 million tons per annum (“mtpa”), providing an equivalent net tariff of US$2.6/mmBtu (based on 90% capacity utilization) with an additional commodity-linked pricing element. Golar has flexibility to consider a swap alternative for another suitable Golar FLNG unit.

As part of the agreements, Golar will hold a 10% stake in Southern Energy S.A., a dedicated joint venture with PAE, responsible for the purchase of domestic natural gas, operations, and sale and marketing of LNG volumes from Argentina.

This initiative is envisaged to be the first phase of a potential multi-vessel project and it is anticipated that other large natural gas producers in Argentina will join.

Golar’s CEO, Mr. Karl Fredrik Staubo said “We are excited to enter a partnership with Pan American Energy, one of the leading energy companies in Latin America. The project will provide an international outlet for Argentina’s vast and attractive natural gas reserves, creating value to Argentina and its gas stakeholders. The project expands Golar’s global footprint, with further growth potential.”

The agreements are subject to sign-off of customary conditions.

About Golar LNG

Golar LNG is a NASDAQ listed maritime LNG infrastructure company. Through its 75-year history, the company has pioneered maritime LNG infrastructure including the world's first Floating LNG liquefaction terminal (FLNG) and Floating Storage and Regasification Unit (FSRU) projects based on the conversion of existing LNG carriers. Today Golar is a focused FLNG company, and the only proven provider of FLNG as a service. Golar owns the world’s largest fleet of FLNG units by annual liquefaction capacity, with a market leading operational track record.

About Pan American Energy

PAE is a leading integrated energy company in Latin America, that holds interests across the whole hydrocarbon value chain, producing 250,000 boed, with more than 2,300 million boe of net 2P reserves, and with an energy transition agenda that involves renewable power, LNG, lithium and biofuels. PAE maintains an average annual investment that exceeds US$ 1.5 billion and employs more than 21,000 people directly and indirectly.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended).  All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda

July 5, 2024

Investor Questions: +44 207 063 7900

Karl Fredrik Staubo - CEO

Eduardo Maranhão - CFO

Stuart Buchanan - Head of Investor Relations

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act